

Mail Stop 4561

September 16, 2015

Jaime Ellertson
President and Chief Executive Officer
Everbridge, Inc.
25 Corporate Drive, Ste. 400
Burlington, MA 01803

> **Re: Everbridge, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 4, 2015**
> **CIK No. 0001437352**

Dear Mr. Ellertson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2015 letter.

Prospectus Summary

Overview, page 1

1.   We note the materials provided in response to prior comment 1. In particular, we note that the report provided concerns U.S. emergency/mass notification services. Please advise us whether all of your critical communications solutions are considered to be emergency/mass notification services and provide us with additional support for your claim that you are a leading <u>global</u> provider of critical communications solutions.

Industry Background, page 3

2.   Revisions made in response to prior comment 4 disclose that you commissioned a Frost
        & Sullivan study that estimates that the unified critical communications market
        represents a $5.5 billion worldwide opportunity in 2015. Please revise statements
        concerning the broader IT communications market to give equal or greater prominence to
        the estimated size of the unified critical communications market. Additionally, file a
        consent from Frosty & Sullivan as an exhibit to the registration statement. Refer to Rule
        436 of the Securities Act.

Summary Consolidated Financial and Other Data, page 10

3.   We note your response to prior comment 7. To the extent that you file further
        amendments to your registration statement prior to finalization of your September 30,
        2015 interim financial statements, please include placeholder pro forma EPS disclosures
        that give effect to the number of shares issued whose proceeds will be used to repay the
        Bridge Bank loan. Also include placeholder footnote disclosures for the calculations of
        both the numerator and denominator used in determining pro forma EPS.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 53

4.   We note from your disclosures on page 57 that your customer base increased from 1,898
        as of June 30, 2014 to 2,419 as of June 30, 2015. Tell us your consideration to provide
        the number of customers for your interim periods in the key metric table on page 12 with
        appropriate disclosures explaining such calculations if they differ from the annual
        calculations. In addition, to the extent the decreased growth in your customer base
        represents a trend that may reasonably likely have a material impact on your results of
        operations or liquidity, please revise the disclosures on page 52 provided in response to
        prior comment 10 to specifically address this trend. We refer you to Item 303(a)(3)(ii) of
        Regulation S-K and Section III.B. of SEC Release No. 33-8350.

Index to Consolidated Financial Statements

Everbridge, Inc. and Subsidiaries

Note 13. Basic and Diluted Net (Loss) Income per Share, page F-32

5.   We note your disclosures on page F-32 where you indicate that the diluted weighted-
        average shares outstanding include the potential dilutive effect of Class A common stock.
        Considering Class A common stock is included in both basic and diluted weighted-
        average shares outstanding in lieu of providing EPS under the two-class method pursuant

to ASC 260-10-45-60B(d), please revise your disclosures on page F-32 or explain further why such revisions are not necessary.

Nixle, LLC

Financial Statements as of December 31, 2013 and for the Year Ended December 31, 2013

Independent Auditor's Report, page F-52

6.   We note your response to prior comment 25, but as originally requested, please revise to indicate that the audit was conducted in accordance with auditing standards generally accepted in the United States of America instead of "accounting principles."

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: C. Thomas Hopkins, Esq.
         Cooley LLP